July 25, 2011
Via Overnight Delivery
via EDGAR
Barbara C. Jacobs, Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549-3720

Re:	Carbonite, Inc. Amendment No. 3 to Registration Statement on Form S-1 Filed July 25, 2011 File No. 333-174139
Ladies and Gentlemen:
     On behalf of Carbonite, Inc. (the “Company” or “Carbonite”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 22, 2011, relating to the Company’s Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-174139) (the “Registration Statement”) filed with the Commission on July 13, 2011.
     The Company is concurrently filing via EDGAR Amendment No. 3 to the Registration Statement (“Amendment No. 3”), revised to reflect the Company’s responses to the comments received by the Staff. For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. All page numbers in the responses below refer to Amendment No. 3.
The Offering, page 5
1.	For the stock split of your common stock to be effected prior to completion of the offering, tell us and disclose what contractual obligation you are under to execute the split, the timing of the split with respect to the automatic conversions of all outstanding shares of preferred stock, and how you intend to present the split throughout the filing.

Response

In response to the Staff’s comment, the Company supplementally advises the Staff that the Company has determined not to complete a stock split prior to the offering, and has removed all references to an anticipated stock split from the prospectus.
Risk Factors
“We may not be able to maintain control of our business in China,” page 23

Assistant Director Barbara C. Jacobs
July 25, 2011

2.	Consistent with your response to prior comment 6, please revise the risk factor to disclose that because the affiliated entity has not been formed, it has not begun the process of seeking an Internet Content Provider license. In addition, disclose the associated risks.

Response

In response to the Staff’s comment, the Company has revised the disclosure to state that the affiliated entity has not yet been formed and has not begun the process of seeking an Internet Content Provider license, and to disclose the associated risks.
Selected Consolidated Financial and Other Data Key Metrics, page 42
3.	We note your response to prior comment 9. You indicate in your response, but not in your disclosure, that multi-year subscriptions are considered as effectively renewing each of the years in the multi-year term and are apparently counted as if they are renewing customers in years two and three of their multi-year term. As a measure of retention, this use of an annual renewal measure for a multi-year term would appear to overstate annual term subscription retention rates. Tell us why you do not separately measure retention for multi-year subscriptions based on the beginning and end of the multiple years’ term as opposed to single annual periods within that term. If the current annual retention measure if fully appropriate and informative to investors you should clarify how annual retention rates for multi-year subscribers are computed differently from single year subscriber retention rates wherever such measure is noted throughout the filing.
Response
In response to the Staff’s comment, the Company has revised the disclosure to include an additional metric called Renewal Rate, which the Company defines for a period as the percentage of customers who renew annual or multi-year subscriptions which expire during the period presented. The disclosure also notes that renewal rate excludes customers under the Company’s discontinued third-party distribution agreements and former SMB offering with subscriptions that remain active until cancelled. The disclosure further notes that the Company’s management uses Retention Rate to evaluate the stability of the Company’s customer base and the lifetime value of its customer relationships, while it uses Renewal Rate to monitor trends in customer renewal activity. Supplementally, the Company advises the Staff that the Company believes that the most useful measure in evaluating the lifetime value of a customer relationship and the stability of its customer base is the percentage of

Assistant Director Barbara C. Jacobs
July 25, 2011

existing customers who remain customers one year later, regardless of whether a particular customer makes a renewal decision on a monthly, annual or multi-year basis. Accordingly, the Company respectfully submits that the revised disclosure is fully appropriate and informative to investors, since it presents both (a) the measurement actually used by management to evaluate the stability of the Company’s customer base and the lifetime value of its customer relationships, and (b) as requested by the Staff, the percentage of customers who make active decisions on a quarterly and annual basis about whether or not they renew their subscriptions.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Key Metrics, page 46
4.	We note your response to prior comment 8. Please revise the final paragraph of this section to provide a more detailed explanation of the variance in free cash flow between the six months ended June 30, 2010 and the six months ended June 30, 2011.
Response
In response to the Staff’s comment, the Company has revised the disclosure to include a more detailed explanation of the variance in free cash flow between the six months ended June 30, 2010 and the six months ended June 30, 2011.
5.	Your performance highlights on page 47 disclose that for the six months ended June 30, 2011 your total customers increased 17% over the year ended December 31, 2010, with annual retention remaining flat at 83% for the year ended December 31, 2010 and the six months ended June 30, 2011. Your total customers over the comparable years ended December 31, 2010 and 2009 increased 61%, and for the years ended December 31, 2009 and 2008, the increase was 110%. This appears to be a trend of slowing customer growth. Known trends or uncertainties that have had, or that you reasonably expect will have, a material favorable or unfavorable impact on revenues or income from operations and/or liquidity should be identified and described along with their reasonably likely impact on future results of operations and liquidity. Please revise.
Response
In response to the Staff’s comment, the Company has revised the disclosure to note that while the Company expects its total customers to continue to increase on an absolute basis, it expects that its annual percentage increase in total customers will decline as its customer base grows. Supplementally, the Company advises the Staff that it believes that the decline in this statistic is simply a function of dividing the number of new customers each year by an increasing number of existing customers, and does not represent a known trend or uncertainty that has had, or that the Company reasonably expects will have, a material favorable or

Assistant Director Barbara C. Jacobs
July 25, 2011

unfavorable impact on the Company’s revenues or income from operations and/or liquidity. As disclosed in the prospectus, the Company obtains new subscribers primarily through direct advertising, and reduced its advertising expenses during the six months ended June 30, 2011 compared to the six months ended June 30, 2010. The Company supplementally advises the staff that notwithstanding this decrease in advertising expenses, the Company acquired approximately 238,000 new customers during each of these periods. The Company notes that, as disclosed in the prospectus, in comparison to the June 30, 2010 period, during the June 30, 2011 period bookings increased 34%, revenue increased 54%, gross margin increased from 55% to 62% and free cash flow improved by $1,730,000. In addition, the Company respectfully notes that the disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Our Business Model” and “ — Key Components of our Statements of Operations — Cost of revenue” provides investors with information about the impact of trends associated with the Company’s growing number of customers.
Critical Accounting Policies Stock-based compensation, page 51
6.	We note your response to previous comment 11. It is still unclear to us why you believe applying a lack of marketability discount to the January sales price is appropriate in estimating the fair value of your common stock. As the January transaction consisted of the sale of shares by a collection of individual shareholders to a non-affiliated investment group in a less-than controlling block of shares, this seems to be a market transaction. Further, if the discount was taken to adjust for a premium paid by the non-affiliated investor, it is not clear what that premium would be for, as the selling shareholders did not sell a large block of shares and it does not appear that the buyer obtained control. Please further explain why you believe applying a discount to the per-share sales price is appropriate.
Response
In response to the Staff’s comment, the Company has revalued its December 2010 and January 2010 option award grants using a $12 fair value of the common stock underlying the option awards and has revised the disclosure as appropriate. In addition, the Company supplementally advises the Staff that the effect of revaluing the fair value of the options granted in December 2010 and January 2011 using the $12 common stock fair value resulted in calculated increases to compensation expense of $3,000, $11,000 and $11,000 for the fourth quarter of 2010 and the first and second quarters of 2011, respectively. These calculated compensation expense increases, when taken together with the adjustments described in the response to Comment 8, are less than 0.5% of each of the Company’s total operating expenses, net loss, additional paid-in capital and stockholders’ deficit amounts

Assistant Director Barbara C. Jacobs
July 25, 2011

reported for these periods in the Company’s interim consolidated financial statements and are not considered to be material to the Company’s interim consolidated financial results per the provisions of SAB 108. Accordingly, the Company has not adjusted its historic financial statements.
7.	Please revise to include additional qualitative and quantitative disclosure regarding how the favorable performance during the three months ended December 31, 2010 compared to your budget or forecasts and thereby contributed to the increase in the value of your common stock from October 2010 to December 2011. In this regard, please tell us and disclose the rate or amounts at which your actual results exceeded your budget and forecasts. Provide disclosure for the factors noted on page 54 regarding improved business outlook and pricing opportunities that conveys to investors how that improvement was realized in quantitative terms over the period to date.

Response

In response to the Staff’s comment, the Company advises the Staff that the Company has performed an analysis of the internal and external factors affecting the change in the value of the Company’s common stock between the October 2010 valuation and the January 12, 2011 market transaction. The Company has concluded that the impact of internal factors, including Company performance during the three months ended December 31, 2011, on the change in the value of the Company’s common stock cannot be reasonably estimated. Accordingly, the Company has revised its disclosure to decrease the prominence of the internal factors contributing to the increase in value. The Company further advises the Staff that the Company is able to estimate the effects that the external factors disclosed did contribute to the increase in value during three months ended December 31, 2011. The Company believes that the 36% average increase in comparable public company stock prices during the period contributed approximately $1 of the increased value and the greater weighting of the initial public offering outcome scenario would explain approximate $.25 of the increase in value. However, due to the inherent difficulty of comparing values that were determined using different valuation methods, the Company cannot reconcile the remaining change in price, which may be attributable to other qualitative factors that influenced the sale price. The October valuation relied on a contemporaneous third party analysis of the Company’s common stock and reflected the Company’s best estimate of its common stock fair value at that time. The Company supplementally advises the staff that the use of any price up to and including the $12 sale price of the January 12, 2011 transaction would not result in a material impact to the Company’s financial statements. The maximum effect of revaluing the fair value of the options granted in October 2010 using the $12 price would result in calculated increases to compensation expense of $17,000, $21,000 and $21,000 for the fourth quarter of 2010 and the first and second quarters of 2011, respectively. The Company believes that these calculated compensation expense increases, when taken together with the adjustments described in the responses to Comments 6 and 8,

Assistant Director Barbara C. Jacobs
July 25, 2011

are not material from either a quantitative and qualitative perspective in accordance with the provision of SAB 99 and 108.

8.	We note your disclosure on page 54 regarding the valuation performed in April 2011. You attribute a higher probability of an initial public offering and a reduction in risk of executing your expected results to the increase in the valuation to $11.73, up $0.63 from the $11.10 value as of January 2011. As these factors are comparable to the factors you disclose as contributing to the increase of $5.95 from October 2011 to January 2011, please further expand or revise this disclosure to explain why the impact of these factors is different in these two periods. Furthermore, your results for the 3 months ended June 30, 2011 seem to be an improvement over the 3 months ended March 31, 2011. Please tell us how you considered these more recent operating results in the April 2011 valuation.

Response

In response to the Staff’s comment, the Company supplementally advises the Staff that, as outlined in the response to Comment 7, the Company does not believe it can quantitatively reconcile the difference in values from the market transaction and the October 2010 and April 2011 private company valuations as all factors affecting the sale price and impact on the transaction are not known by the Company. In addition, the Company advises the Staff that it has reviewed the magnitude of the discount applied for lack of marketability in the Company’s April 2011 valuation. The Company has concluded that, in light of its progress toward a initial public offering, a lower discount for lack of marketability of 2.5% should be used rather than the original estimate of 5%. This change resulted in a fair value of the Company’s stock of $12.04 and was used to revalue the Company’s April 2011 option award grants. The Company has revised the disclosure accordingly and supplementally advises the Staff that the effect of revaluing the fair value of the options granted in April 2011 using the $12.04 common stock fair value resulted in calculated increase to compensation expense of $2,000 for the second quarter of 2011. The Company believes that this calculated compensation expense increase, when taken together with the adjustments described in the response to Comment 6, are not material from either a quantitative and qualitative perspective in accordance with the provision of SAB 99 and 108. Accordingly, the Company has not adjusted its historic financial statements. The Company supplementally advises the Staff that the Company’s original April 2011 estimate of common stock fair value of $11.73 reflected a contemporaneous third party valuation of the Company’s common stock. That valuation considered the Company’s most current financial forecast as of March 31, 2011, which was consistent the Company’s actual performance for the three months ended June 30, 2011. The Company further supplementally advises the Staff that the increase in the common stock fair value from the October 2010 valuation to the April 2011 valuation was driven primarily by the following factors: a decrease in the Company's weighted cost of capital as a result of its improved performance; a decrease in the discount for lack of marketability from 12.5% to 2.5%; improved market conditions that drove a significant increase in the market multiples for the guideline public companies; and a change in the weighted probability of an IPO scenario from 32% to 60%.
9.	Please revise the table on page 51 to state the specific option grant dates. Also revise your disclosure on pages 53-55 to state the specific dates on which the valuations were determined.

Assistant Director Barbara C. Jacobs
July 25, 2011

Response

In response to the Staff’s comment, the Company has revised the disclosure to state the specific option grant dates and the dates on which the valuations were determined.

10.	We note the estimated price range included in your July 13, 2011 supplemental response and reissue comments 17, 19 and 20 from our letter dated June 8, 2011, repeated in the following comments.

Response

The Company acknowledges the Staff’s comment and has responded to the prior comments as set forth in comments 11, 12 and 13 below.

11.	Consider revising your disclosure to include the intrinsic value or fair value of all outstanding vested and unvested options based on the difference between the estimated IPO price and the exercise price of the options outstanding as of the most recent balance sheet date included in the registration statement. In view of the fair-value-based method of ASC 718, disclosure appropriate to fair value may be more applicable than disclosure appropriate to intrinsic value.

Response

The Company acknowledges the Staff’s comment and confirms that it will include a price range in a subsequent pre-effective amendment to the Registration Statement, at which time the Company will revise the disclosure to provide information regarding the intrinsic value of all outstanding vested and unvested options based on the difference between the estimated IPO price and the exercise price of the options outstanding as of the most recent balance sheet date included in the registration statement.

12.	Please tell us when you first initiated discussions with underwriters regarding your proposed IPO price range, and when the underwriters first communicated their estimated price range and amount for your stock.

Response

In response to the Staff’s comment, the Company supplementally advises the Staff that the Company initiated discussions with underwriters regarding the proposed IPO price range, and the underwriters first communicated their estimated price range for the Company’s stock, on July 11, 2011. Supplementally, in order to assist the Staff in its evaluation of stock compensation and certain other matters, the Company advises the Staff that as a result of market conditions, the Company currently anticipates that the IPO price range will be

Assistant Director Barbara C. Jacobs
July 25, 2011

between $15-18 per share, rather than the $17-20 per share set forth in the Company’s letter to the Staff dated July 13, 2011. For clarity, the Company advises the Staff that, given the volatility of the public trading market and the uncertainty of the timing of the offering, the Company and the underwriters have not yet finally agreed to a price range for the offering.
13.	Additionally, please revise to disclose the significant factors contributing to the difference between the estimated IPO price and the fair value determined as of the date of your last option grant. This reconciliation should describe significant intervening events within the company and changes in assumptions (e.g. illiquidity, minority, or lack of marketability discounts), weighting, and selection of valuation methodologies, if any.

Response

The Company acknowledges the Staff’s comment and confirms that it will include a price range in a subsequent pre-effective amendment to the Registration Statement. Supplementally, to assist the Staff’s review of the Registration Statement, the Company has attached as Exhibit A to this letter its proposed disclosure in response to this comment. The Company will include the revised disclosure in the amendment in which it first publishes its price range.
Comparison of the Six Months Ended June 30, 2010 and 2011
Revenue, page 56
14.	We note you attribute the increase in revenue to an increase in the number of total customers as well as an overall increase in pricing of your consumer service in April 2011. Please revise your disclosure to expand your discussion of the increase in pricing. Ensure that your disclosure is consistent with your expanded disclosure on page 57 that explains the changes in pricing on subscriptions and the impact those changes had on revenue.

Response

In response to the Staff’s comment, the Company has revised the disclosure to expand the discussion of the increase in pricing consistent with the expanded disclosure related to changes in revenue in 2008, 2009 and 2010. Supplementally, the Company advises the Staff that consistent with its expanded disclosure in response to prior Comment 24, each of the factors cited impacted revenue during these periods, but the Company does not believe it is possible to attribute specific changes in revenue from the six months ended June 30, 2010 to the six months ended June 30, 2011 to increases in customers versus price increases or other

Assistant Director Barbara C. Jacobs
July 25, 2011

factors, other than the existing disclosure of the amount of revenue attributed to sales of the Company’s SMB solution.
Management
Non-Employee Director Compensation, page 79
15.	Please revise to explain the purpose of your July 2011 option grants to directors. Once known, disclose the date after which your board of directors will set the exercise price if your initial public offering is delayed.

Response

In response to the Staff’s comment, the Company has revised the disclosure to explain the purpose of the July 2011 option grants to directors and state that the board of directors will set the exercise price if the initial public offering is delayed beyond August 15, 2011.
Executive Compensation
Compensation Discussion and Analysis
Annual Cash Bonuses, Page 82
16.	We note your response to prior comment 15. Please revise to include a more detailed discussion of the overall performance of the management team and your business that caused your chief executive officer to conclude that your named executive officers had achieved at an 85% performance level. In addition, revise to explain how your board of directors determined the specific number of shares underlying the option granted to Mr. Keenan, as well as why no other named executive officer received an option grant in 2010.

Response

In response to the Staff’s comment, the Company has revised the disclosure to state that while the Company’s chief executive officer considered the performance of the Company’s business and the executives generally, his decision to recommend payment at an 85% performance level was discretionary and reflected his belief that the Company’s executives performed at a strong level during 2010, but that the Company was not as successful as planned in the distribution of its consumer solutions through third-party channels. The disclosure also notes that the Company has since discontinued most of those third-party distribution agreements. The Company has also revised the disclosure to explain how the Company’s board of directors determined the specific number of shares underlying the option granted to Mr. Keenan, as well as why no other named executive officer received an option grant in 2010.

Assistant Director Barbara C. Jacobs
July 25, 2011

17.	We note your response to prior comment 16. Please revise to provide a more detailed explanation of the step payments between partial achievement of targets and achievement of 100% of targets; consider a tabular explanation. In addition, please provide additional disclosure explaining achievement in excess of targets; the existing disclosure that aggregate bonuses would be increase by a percentage and paid pro rata based on respective base salaries is unclear.

Response

In response to the Staff’s comment, the Company has revised the disclosure to provide a more detailed explanation of the payments for partial achievement of targets and achievement in excess of 100% of targets, including tabular explanations.

18.	Please revise to disclose how booking and free cash flow targets were calculated from your audited financial statements. See Instruction 5 to Item 402(b) of Regulation S-K.

Response

In response to the Staff’s comment, the Company has revised the disclosure to indicate how booking and free cash flow targets were calculated from the Company’s audited financial statements.
Notes to Consolidated Financial Statements
Note 6. Redeemable and Convertible Preferred Stock, page F-15
19.	Please supplementally provide us with copies of the preferred stock agreements.

Response

In response to the Staff’s comment, the Company has supplementally provided to the Staff, attached as Exhibit B to this letter, copies of the preferred stock agreements.
Note 8. Stockholders’ Deficit
Incentive Unit Agreements, page F-25
20.	The incentive units granted in April 2011 appear to have a service condition and a performance condition. You disclose that as the performance condition has not been met, no expense has been recorded to date for these units. Please tell us how this is consistent with ASC 718-10-55-76, which requires consideration of the probability of meeting the service and performance conditions when determining whether compensation expense should be recorded.

Assistant Director Barbara C. Jacobs
July 25, 2011

Response

In response to the Staff’s comment, the Company has revised the disclosure to clarify that the Company has assessed that as of June 30, 2011 the performance condition is not probable of achievement. Supplementally, the Company advises the Staff as follows: Consistent with the example provided in ASC 718-10-55-76, the incentive units granted in April and July 2011 vest upon the satisfaction of both a service condition and a performance condition. As disclosed in Note 8, the performance condition is achieved upon the occurrence of a qualified liquidity event such as a change in control or an initial public offering. The Company has assessed that although the service condition is probable of achievement, the performance condition is not probable of achievement until a qualified liquidity event occurs (consistent with the principle established in the business combination literature in paragraphs ASC 805-20-55-50 through 51). Accordingly, no compensation expense has been recorded. Upon the achievement of a qualified liquidity event, the performance condition will be met and the Company will immediately record a cumulative compensation expense in the period that such a change in estimate has occurred and the remaining unrecognized compensation cost will be recognized prospectively over the remaining requisite service period.

21.	Furthermore, we note your disclosure on page 55 that an additional 5,000 units were granted in July 2011. Please revise your disclosure in the Notes to include this award and the terms and conditions.

Response

In response to the Staff’s comment, the Company has revised the disclosure to reflect that the terms of the incentive units granted in July 2011 were identical to the terms of the units granted in April 2011, with the exception of the determination of the base value.
Note 10. Commitments and Contingencies
Litigation, page F-28
22.	Your June 16, 2011 response to comment 39 of our letter dated June 8, 2011 refers to “ultimate” outcomes and “reasonable estimates.” The requirements of ASC 450-20-50 and Interpretive Response to Question 2 of SAB Topic 5Y call for disclosure of the likelihood of reasonably possible losses as opposed to just ultimate outcomes or reasonable estimates of amounts or range of possible losses. Please revise to disclose if there is a reasonably possible loss exceeding amounts already recognized, that may have been incurred and the amount of that additional loss, or state that such an estimate of additional loss cannot be made.

Response

Assistant Director Barbara C. Jacobs
July 25, 2011

In response to the Staff’s comment, the Company has revised the disclosure to state that neither the ultimate outcome of this litigation nor an estimate of a loss can be assessed at this time.
Inside Back Cover Page of Prospectus
23.	Please revise the graphics to disclose the date of the statistics presented.

Response

In response to the Staff’s comment, the Company has revised the graphics to include the date of the statistics presented.
Exhibits and Financial Statements, page II-3
24.	We note your disclosure on page F-25 regarding your incentive unit agreement with certain employees of your Chinese subsidiary. It does not appear that you plan to file this agreement as an exhibit. Please provide us with your analysis as to why Item 601(b)(10)(iii) of Regulation S-K is inapplicable, or file the agreement as an exhibit.

Response

In response to the Staff’s comment, the Company has filed as exhibits the Incentive Unit Plan of the Company’s Chinese subsidiary, together with a form of Incentive Units Agreement issued under the Incentive Unit Plan.
*           *          *           *          *
     Please contact me, Paul D. Broude, Esq. or Edouard C. LeFevre, Esq. at 617-342-4000 if we can provide any information or clarification in connection with this revised draft submission.
Sincerely,
/s/ Susan E. Pravda
Susan E. Pravda

cc:	David Friend, Chief Executive Officer Craig Wilson, Senior Assistant Chief Accountant Melissa Kindelan, Staff Accountant Evan Jacobson, Attorney-Advisor

Assistant Director Barbara C. Jacobs
July 25, 2011

Exhibit A
In response to the Staff’s comment, the Company supplementally advises the Staff that on July __, 2011, we and our underwriters for this offering determined a preliminary range for the initial public offering price of $____ to $____ per share, the midpoint of which represents a valuation increase of approximately __% over the fair value of our common stock as determined by our board of directors in connection with the options we granted in April 2011. Our April 2011 common stock valuation considered the input from a third-party valuation firm that used a probability weighted analysis of discounted cash flows and comparable company valuation multiples in accordance with the authoritative guidance regarding private company valuations. Our offering price range was determined in consultation with our underwriters and reflects other factors including market conditions for initial public offerings and multiples of future, projected revenue and cash flow. Our private company valuation relied partially on an analysis of market multiples of equity to revenue for guideline public companies, which were then applied to our revenue in the trailing twelve month period ended March 31, 2011. In determining a price range for this offering, our underwriters employed a similar analysis, but relied on a comparison of projected revenue for the following fiscal year, which reflected our anticipated growth in revenue. The methodology for determining an offering range also does not consider a discount for lack of marketability, a weighted average cost of capital discount applied to our projected cash flows, or the potential of liquidity outcomes other than an initial public offering. In contrast, due to the nature and characteristics of a private company, our April 2011 valuation applied a 2.5% discount for lack of marketability, a 20% weighted average cost of capital discount applied against our future cash flows, and weighting the possible outcomes based on management’s estimates of the probability of each scenario occurring (initial public offering 60%, sale event 30%, and private company 9%). In our April 2011 valuation, the value per share of our common stock under an initial public offering scenario was estimated to be $13.13, whereas other outcomes, such as sale of the Company or continued operation as a private company, resulted in lower estimates of value, which were then weighted based on management’s estimate of probability in determining the overall fair value per share. In addition, the determination of an offering price range relied on analysis of comparable public companies prepared by our underwriters that differed from those included as our guideline companies in our April 2011 private company valuation. Comparable public companies included in the underwriters’ analysis included less mature companies with higher revenue growth rates and companies that recently completed public offerings. Lastly, the determination of the price range of this offering included updated analysis of internal operating progress and external market conditions on a current basis and reflected our continued execution against our business and operating plan in the months since the April 2011 valuation.